Sanofi Pasteur strengthens vaccines

position

in India through the control

of Shantha Biotechnics via Mérieux

Alliance

›	Sanofi Pasteur to pursue the development of Shantha Biotechnics as a platform for high quality affordable vaccination

›	Shantha to bring a state-of-the-art vaccine manufacturing facility in Hyderabad, India and an important portfolio of new vaccines

›	Alain Mérieux to chair a new Vaccine Strategic Committee of Sanofi Pasteur for Emerging Markets

Paris, France – July 27, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Mérieux Alliance announced today the signature of a strategic agreement for the acquisition by Sanofi Pasteur of Mérieux Alliance’s French subsidiary ShanH, which owns a majority stake in vaccine company Shantha Biotechnics based in Hyderabad, India. Alain Mérieux will chair the Board of ShanH and a new joint committee will be created to be chaired by Alain Mérieux on vaccine strategy for the Emerging Markets.

Under the terms of the agreement, Sanofi Pasteur, the vaccines division of the sanofi-aventis Group, will support Shantha’s ongoing development as a platform to address the need for high quality affordable vaccination in international markets. Dr Varaprasad Reddy, the founder of Shantha Biotechnics in 1993, will continue to lead the company as Managing Director. The transaction, set to close before the end of the third quarter, values Shantha at 550 million euros. For the current fiscal year, sales of Shantha are expected to be around 90 million US dollars. Sales are expected to grow significantly given the commercial resources of Sanofi Pasteur and through the development and launch of Shantha’s pipeline of new vaccines.

Commenting on the agreement, Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis said: “Shantha provides Sanofi Pasteur with a portfolio of new vaccines in development which complement Sanofi Pasteur’s current vaccines, positioning the company to accelerate its growth in strategically important emerging markets. The state-of-the-art manufacturing facilities allow Sanofi Pasteur to gain high quality capacity in order to enable us to provide important vaccines at affordable prices to many people around the world. Our commitment to this objective is highlighted by the creation of a new Strategic Committee which I am delighted to announce will be chaired by Alain Mérieux”.

This agreement is a tribute to the common heritage of Mérieux Alliance and Sanofi Pasteur, two companies originating from Institut Mérieux, which was founded in 1897 by Marcel Mérieux, a student of Louis Pasteur and Alain Mérieux’s grandfather.

Commenting on the agreement, Alain Mérieux, Chairman of Mérieux Alliance said: “During the last three years, we have, together with Dr. Varaprasad Reddy, Shantha’s founder, significantly developed the company. We have in particular refocused its activity on vaccines and strengthened its range of products, especially by successfully launching a pentavalent pediatric vaccine as well as a Cholera vaccine. We have built up a portfolio of new products which are today in development: Rotavirus vaccine, Conjugated Typhoid vaccine, and HPV vaccine.

This evolution was rolled out respecting Shantha’s philosophy to provide developing countries with international quality level products at an accessible price. Shantha’s future development necessitates support from a major international vaccine company. This agreement gives me the opportunity to reconnect with Sanofi Pasteur, a company to which I am historically attached. I am also pleased to remain involved -together with Dr. Varaprasad Reddy- in the group’s strategy in the domain of preventive medicine and of human vaccines tailored to the countries of the South”.

Shantha was created in 1993 by Dr. Varaprasad Reddy and is based in Hyderabad, India. Shantha develops, manufactures and markets several important vaccines. It operates at international standards in a state-of-the-art facility.

Shantha works with supranational organizations like UNICEF and PAHO to supply major international markets including Asia-Pacific, Africa and Latin America. In 1997, Shantha launched SHANVAC-B™, the first recombinant Hepatitis B vaccine produced in India. SHANVAC-B™, SHANTETRA™ (combination vaccine of Diphteria, Pertussis, Tetanus and Hepatitis B), SHAN5™ (combination vaccine of Diphteria, Pertussis, Tetanus, Haemophilus influenza B and Hepatitis B) and SHANTT™ (Tetanus toxoid vaccine) are pre-qualified by the World Health Organization for supplying to United Nation agencies globally. Shantha also has an important portfolio of vaccines in development.

***

About Sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2008, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

About Mérieux Alliance

Drawing on a long tradition and renowned expertise in bioindustry, Mérieux Alliance, the family holding company of Alain Mérieux, is dedicated to constantly improving patient care worldwide by developing new biotechnology-based solutions.

Mérieux Alliance comprises five companies dedicated to public health that span the full range of healthcare: prevention, diagnosis, prognosis, treatment and clinical follow-up:

-	BioMérieux, based in Marcy l’Etoile (France), which is 59%-controlled. A worldwide group specialized in the field of in vitro diagnostics and industrial microbiological testing;
-	Silliker, based in Chicago (US), which is 89%-controlled. A network of food testing and consulting laboratories;
-	Shantha Biotechnics Ltd, based in Hyderabad (India), which is 80%-controlled. Specialized in developing and producing vaccines and therapeutic proteins;
-	Transgene, based in Strasbourg (France), which is 55%-controlled. Dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases;

-	ABL Inc (Advanced BioScience Laboratories), based in Washington D.C. (US), which is 100%-owned. specialized in virological research.

Under the leadership of Alain Mérieux, 10,000 people worldwide are part of Mérieux Alliance. The group achieved consolidated revenues of €1.3 billion in 2008. www.merieux-alliance.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Media Contacts :

Sanofi-aventis

Jean-Marc Podvin

Tel : 33-1-53-77-42-23 or 33-6-74-57-51-70

MR@sanofi-aventis.com

Sanofi Pasteur

Pascal Barollier

Tel : 33-4-37-37-50-38 or 33-6-85-03-11-18

pascal.barollier@sanofipasteur.com

Mérieux Alliance

Anne de Chiffreville

Tel : 33-6-24-48-36-70

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Tiphaine Hecketsweiler

Tel : 33-1-53-70-74-70

thecketsweiler@image7.fr